Filed Pursuant to Rule 433

Registration No. 333-132105

FINAL PRICING TERM SHEET

SUBJECT	FINAL PRICING DETAILS :
** APPROVED FOR EXTERNAL USE **

Issuer:	MUFG Capital Finance 2 Limited
Guarantor:	Mitsubishi UFJ Financial Group, Inc.
Ratings:	Baa2(stable) / BBB(stable)
Format:	SEC Registered
Security Type:	Step-up non-cumulative perpetual preferred securities
Ranking:	Subordinated guarantee obligation such that in a liquidation of MUFG, holders will have a claim entitling them to substantially the same liquidation distribution to which holders of senior liquidation preference shares of MUFG with an equal liquidation preference would be entitled
Currency:	EUR
Size:	EUR 750,000,000
Net Proceeds Before Expenses:	EUR 742,500,000
Trade Date:	Mar 9, 2006
Settlement Date:	Mar 17, 2006
Maturity:	Perpetual
Dividend Payment Date:	January 25 and July 25 of each year
First Dividend Pay Date:	July 25, 2006
Optional Redemption:

Redeemable, in whole or in part, at the option of the issuer, on the 1st Call Date and on each Dividend Payment Date thereafter at the liquidation preference plus accrued and unpaid dividends

Redeemable on the occurrence of Special Events (with make-whole) and Tax Events

Any optional redemption must meet regulatory requirements including FSA approval

Make-whole call spread:	Euro bond yield + 20bps
1st Call Date:	July 25, 2016
Step-Up Date:	July 25, 2016
First Pay Amount:	EUR 17.27 per preferred security
Pricing Benchmark:	Semi-Annual Mid Swap (interpolation of 10yr and 11yr)
Benchmark Spot Yield:	3.800%
Spread to Benchmark:	MS +105bps
Semi-Annual Dividend to 1st Call Date:	4.850%
Annual Dividend to 1st Call Date:	4.909%
Benchmark Bund Yield:	3.640%
Spread to Benchmark Bund Yield	126.9bps
Step-Up Dividend:	6month Euribor + 205bps (payable semi-annually)
Price:	100.00 % of liquidation preference of EUR 1,000
Day Count:	Act/Act for the fixed rate dividend period, Act/360 for the floating rate dividend period
Business Days:	London, Target, Tokyo
Minimum Denominations:	EUR 50,000 x EUR 1,000
Listing:	Singapore Stock Exchange
Billing&Delivering:	Merrill Lynch
Bookrunners:	Merrill Lynch, Deutsche Bank, Mitsubishi UFJ Securities International
Co-managers:	Nomura International, Morgan Stanley, UBS Investment Bank, JP Morgan
Cusip:	G63256 AA 2
ISIN:	XS0247684490

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: 1-800-248-3580.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.